Exhibit 99.1

Ballard Signs $12 Million Agreement For Fuel Cell Stacks to Power Commercial Buses in China

VANCOUVER and BEIJING, China, Jan. 21, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that it has signed an Equipment Supply Agreement (ESA), valued at $12 million, with Guangdong Synergy Hydrogen Power Technology Co., Ltd. ("Synergy") to provide FCvelocityTM-9SSL fuel cell stacks for use in commercial buses in China. Ballard expects to deliver the stacks in 2016 and 2017.

Synergy will collaborate with Dongfeng Xiangyangtouring Car Co., Ltd. ("DFAC"), which is part of Dongfeng Motor Corporation, a Chinese state-owned automobile manufacturer headquartered in Wuhan. Dongfeng Motor Corporation is the largest manufacturer of commercial vehicles in China.

"The momentum we have been experiencing over the past year in China has been primarily driven by heavy duty motive power applications, specifically to power mass transit buses and urban trams," said Randy MacEwen, Ballard President and CEO. "This ESA builds on that momentum, as Ballard's leading PEM technology will be deployed for range extension applications in commercial buses."

Mr. MacEwen continued, "We are pleased to see DFAC supporting the largest planned deployment of fuel cell hybrid commercial vehicles globally. And, this agreement contributes to a record sales order book for Ballard, as we begin 2016."

Each FCvelocityTM-9SSL fuel cell stack will deliver approximately 15 kilowatts (kW) of power, appropriate for range extension applications. The ESA for fuel cell stacks signed today is in addition to agreements that Ballard previously announced for heavy duty power applications in China.

The previously announced agreements reflect $27 million in relation to more than 330 buses (as per press releases issued on June 8 and September 25, 2015) and also reflect $9 million in relation to 10 urban trams together with related product development activities (as per press releases issued on September 28 and November 1, 2015).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 18:15e 21-JAN-16